December 5, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment nine to the above Registration Statement.  The changes are made in response to staff comments to the prior Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated November 30, 2011.

General

1.
As requested, we have updated the financial statements and related disclosures as required by Rule 8-08(b) of Regulation S-X, attachment 1.  We are in process of completing our September 30, 2011 audited financial statements.  If this registration statement is declared effective we will be prepared to file our Form 10-K by December 30, 2011.

Prospectus Cover Page

2.	As requested we have updated the date of the prospectus.

MD&A, Critical Accounting Policies and Estimates, Impairment of Long-Lived Assets, page 45

3.
As requested, we have revised our disclosures to more fully discuss management’s estimates and assumptions including the risks and uncertainties associated with our estimates and we will continue to evaluate the carrying value of our Malaysian plant including any changes in underlying factors impacting our estimates at each balance sheet date.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq